# UNITED STATES OF AMERICA
## Before the
## SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10452 / January 9, 2018

ADMINISTRATIVE PROCEEDING
File No.  3-18334

| | |
|---|---|
| **In the Matter of**<br><br>**Punch TV Studios, Inc.,**<br><br>**Respondent.** | **ORDER MAKING FINDINGS, SPECIFYING PROCEDURES, AND TEMPORARILY SUSPENDING EXEMPTION PURSUANT TO SECTION 3(b) OF THE SECURITIES ACT OF 1933 AND REGULATION A THEREUNDER,** |

## I.

The public official files of the Securities and Exchange Commission ("Commission") show that:

Respondent Punch TV Studios, Inc. ("Punch TV" or "Respondent") filed a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933 with the Commission on March 30, 2016 ("Offering Statement").  The Offering Statement was filed to obtain an exemption from the registration requirements of the Securities Act of 1933 ("Securities Act"), as amended, pursuant to Section 3(b) of the Securities Act and Regulation A thereunder.  The Offering Statement offered $50 million of common stock on a continuous basis in a Tier 2 offering under Regulation A, and was qualified by the staff pursuant to delegated authority on April 5, 2016.

## II.

In anticipation of the entry of this Order Making Findings, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A thereunder ("Order"), Punch TV has submitted an Offer of Settlement ("Offer"), which the Commission has determined to accept.  Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent waives any right to a hearing under Rule 258 of Regulation A, 17 C.F.R. § 230.258, and consents to the entry of this Order as set forth below.

**III.**

On the basis of this Order and Punch TV's Offer, the Commission finds[1] that:

**A.      Punch TV's Failure to File Audited Financial Statements**

1.      Punch TV is a Delaware corporation with its principal place of business in Inglewood, California.

2.      Pursuant to Rule 251 of Regulation A, no sale of securities may be made pursuant to Regulation A until an offering statement for that sale has been qualified.  17 C.F.R. § 230.251(d)(2)(i)(A).  Pursuant to Rule 252, an offering statement consists of the contents required by Form 1-A and any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading.  17 C.F.R. § 230.252(a).  Form 1-A requires that an offering statement for Tier 2 offerings contain audited financial statements.  17 C.F.R. § 239.90; General Instructions, Part F/S (c)(1)(ii) of Form 1-A.

3.      On October 26, 2015, Punch TV filed an offering statement with the Commission to sell $50 million in shares of common stock.  Thereafter, Punch TV filed seven amendments, culminating in the Offering Statement filed on March 30, 2016.

4.      With its Offering Statement, Punch TV included:  (1) financial statements covering the year ended August 31, 2015, that purported to be audited financial statements, (2) an alleged audit opinion letter, purportedly signed by an outside accounting firm, and (3) an alleged consent of independent registered accounting firm, purportedly signed by a certified public accountant (the "accountant") on the accounting firm's behalf.

5.      On April 1, 2016, Punch TV sent a letter to the Division of Corporation Finance requesting that it qualify Punch TV's Offering Statement dated March 30, 2016.

6.      On April 5, 2016, the Division of Corporation Finance staff, pursuant to delegated authority, issued a Notice of Qualification for Punch TV's offering.

7.      The financial statements included in Punch TV's Offering Statement were not audited, a fact that was unknown to the Division of Corporation Finance staff when it issued the Notice of Qualification.  In fact, on or about April 19, 2016, Punch TV's chief executive officer received a cease and desist letter from the accountant, stating that he was not a CPA and requesting that Punch TV cease and desist using the accountant's name in Commission filings.

8.      On May 17, 2016, Punch TV filed a current report on Form 1-U with the Commission stating that its board had "made an administrative error concerning the qualifications of" the individual identified in the Offering Statement as its accountant, and that the company planned to "restate the audit reports used in its filing of the Companys [*sic*] Form 1-A, and to correct and restate such financials as originally included therein, and to accurately

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

account for any discrepancies in the Companys [*sic*] financial statements." The May 17, 2016 Form 1-U indicated that the accountant's services had been terminated and that a new accountant had been engaged (the "second accountant").

9. Over the next year, Punch TV filed two Forms 1-U concerning the status of its attempts to engage accountants. In a Form 1-U filed on October 17, 2016, Punch TV stated that its board had "made an administrative error concerning the hiring of" the second accountant, terminated the second accountant's services, and had engaged a third accountant (the "third accountant"). The company also stated in that filing that it planned to "restate the audit reports used in its filing of the Companys [*sic*] Form 1-A, and to correct and restate such financials as originally included therein, and to accurately account for any discrepancies in the Companys [*sic*] financial statements."

10. In a Form 1-U filed on April 3, 2017, Punch stated that the third accountant had terminated its relationship with Punch TV and the company had engaged another accountant (the "fourth accountant"), and that the company planned to "restate the audited reports used in its filing of the Companys [*sic*] Offering Circular (Form 1-A), and to restate such financials as originally included therein, and to accurately account for any discrepancies in [the company's] financial statements." As of the April 3, 2017 Form 1-U, approximately one year after being qualified, Punch TV still had not filed audited financial statements with the Commission.

11. On April 6, 2017, Punch TV filed a Post Qualification Amendment to the Offering Statement ("PQA") under Rule 252(f)(2) of Regulation A, and on April 11, 2017, Punch TV filed an annual report on Form 1-K. With both of these filings, Punch TV submitted revised audited financial statements covering the year ended August 31, 2015. These financial statements were audited by the fourth accountant and reflected that the value of Punch TV's assets has been reduced by approximately 51% from the value reflected in the original Offering Statement. Specifically, while the financial statements submitted with the Offering Statement in April 2016 reflected over $1.3 million in assets, including a film library and equipment, the revised financial statements submitted in April 2017 reflected only $661,837 in assets, and no longer included the film library.

### B. Punch TV's False and Misleading Representations

12. Punch TV's Offering Statement falsely represented its financial statements were audited.

13. Punch TV's Form 1-U, filed on April 3, 2017, falsely and misleadingly referred to "audited reports" without clarifying that its financial statements filed with the Offering Statement were not audited.

### C. Punch TV's Failures to File Timely Periodic Reports

#### 1. Failure to file a timely special financial report

14. Pursuant to Rule 257, an issuer must submit a special financial report on Form 1-SA if the issuer's offering statement did not contain unaudited financial statements covering the first six months of the issuer's current fiscal year, if the offering statement was qualified during

the last six months of that fiscal year.  17 C.F.R. § 230.257(b)(2)(i)(B).

15.     Special financial reports providing semiannual financial statements for the first six months of the issuer's fiscal year must be submitted on Form 1-SA within 90 calendar days after the qualification date of the offering statement and must include the semiannual financial statements, which may be unaudited, for the first six months of the issuer's fiscal year.  17 C.F.R. §230.257(b)(2)(i)(B)(ii); 17 C.F.R. § 239.92; General Instruction A(3) of Form 1-SA.

16.     Punch TV's Offering Statement was qualified during the last six months of its fiscal year ended August 31, 2016, and did not include unaudited financial statements covering the first six months of its then current fiscal year.  As such, Punch TV was required to file a special financial report on Form 1-SA on or before July 5, 2016.

17.     Punch TV filed its special financial report on Form 1-SA with the Commission on September 18, 2017, more than 14 months after it was due to be filed.  As a result, Punch TV failed to timely file the required special financial report.

## 2.     Failure to file a timely annual report

18.     Pursuant to Rule 257, an issuer whose offering statement for a Tier 2 offering has been qualified must file with the Commission an annual report on Form 1-K for the fiscal year in which the offering statement became qualified and for any fiscal year thereafter.  17 C.F.R. § 230.257(b)(1).  Having been qualified on April 5, 2016, Punch TV was required to file an annual report on Form 1-K for the fiscal year 2016.

19.     Annual reports on Form 1-K must be filed within 120 calendar days after the end of the fiscal year covered by the report.  17 C.F.R. § 239.91; General Instruction A(2) of Form 1-K.  As such, because, according to its financial statements, its fiscal year ended August 31, 2016, Punch TV was required to file its annual report on Form 1-K on or before December 29, 2016.

20.     Punch TV filed its annual report on Form 1-K with the Commission on April 11, 2017, more than 100 days after it was due to be filed.  As a result, Punch TV failed to timely file the required annual report.

## 3.     Failure to file a timely semiannual report

21.     Pursuant to Rule 257, an issuer whose offering statement has been qualified under Tier 2 must file with the Commission a semiannual report on Form 1-SA covering the first six months of each fiscal year of the issuer.  17 C.F.R. § 230.257(b)(3).  Because its fiscal year ends on August 31, Punch TV's semiannual period ends on February 28.

22.     Semiannual reports on Form 1-SA must be filed within 90 calendar days after the end of the semiannual period covered by the report.  17 C.F.R. § 239.92; General Instruction A(2) of Form 1-SA.  As such, because its semiannual period ended on February 28, 2017, Punch TV was required to file a semiannual report on or before May 30, 2017.

23.     Punch TV filed its semiannual report on Form 1-SA with the Commission on July 27, 2017, almost 60 days after it was due to be filed.  As a result, Punch TV failed to timely

file the required semiannual report.

### D.    Punch TV's Stock Sales

24.    Securities may be sold by an issuer as part of a continuous offering under Regulation A only if the issuer is current in its annual and semiannual filings pursuant to Rule 257(b) at the time of such sale.  17 C.F.R. §§ 230.251(d)(3)(i)(F) & 230.257(b).

25.    From April 6, 2016 through at least June 2017, Punch TV has raised over $3 million from the sale of its securities to more than 6,600 investors.

26.    Punch TV offered and sold its securities in a continuous offering, even though its offering was not eligible for qualification under a Regulation A exemption in April 2016 because, unknown to the Division of Corporation Finance staff at the time of qualification, its financial statements in the Offering Statement filed with the Commission were not audited.

27.    Punch TV offered and sold its securities, even during the period it was not current in filing its special financial report on Form 1-SA, its annual report on Form 1-K and its semiannual report on Form 1-SA.

28.    As a result of the above, Punch TV failed to comply with the terms, conditions, or requirements of Regulation A.

### IV.

### <u>Undertakings</u>

Punch TV undertakes to:

1.    During the Temporary Suspension set forth in provision A of Section V below, Punch TV shall not offer or sell securities in reliance on Regulation A;

2.    During the Temporary Suspension, Punch TV shall comply with the applicable provisions of Regulation A that require it to file an annual report on Form 1-K with the Commission on or before December 29, 2017, a semiannual report on Form 1-SA with the Commission on or before May 29, 2018, and any current report on Form 1-U with the Commission, and Punch TV shall file a current report on Form 1-U that attaches a copy of this Order that has been issued by the Commission;

3.    After the Temporary Suspension is vacated:  (i) Punch TV may continue to offer and sell securities under Regulation A pursuant to the Offering Statement previously qualified by the Division of Corporation Finance on April 5, 2016 only if, before doing so, it files a post-qualification amendment ("PQA") with the Commission, that PQA is qualified by the Division of Corporation Finance, and Punch TV complies with all applicable Regulation A requirements; or (ii) Punch TV may offer and sell securities under Regulation A pursuant to a new offering statement only if, before doing so, it files the new offering statement on Form 1-A with the Commission, that Form 1-A is qualified by the Division of Corporation Finance, and Punch TV complies with all applicable Regulation A requirements; and

4. For a period of 18 months from the entry of this Order, Punch TV shall post prominently and maintain on its principal website a summary of this Order, with a hyperlink to the entire Order, in a form and location acceptable to the Commission staff.

**V.**

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in Punch TV's Offer. Accordingly, it is hereby ORDERED that:

A. Pursuant to Rule 258(a) of the General Rules and Regulations under the Securities Act, that the exemption of Punch TV under Regulation A be, and hereby is, temporarily suspended for a period of nine months from the date of this Order (the "Temporary Suspension");

B. Respondent shall comply with the undertakings enumerated in Section IV, above.

C. The Temporary Suspension shall be vacated, without further order from this Commission, on the last day of the nine-month period from the entry of this Order (or, if the last day of that period falls on a weekend or federal holiday, on the first business day immediately thereafter), unless the Division of Enforcement notifies the Office of the Secretary of the Commission and Punch TV of the Division's conclusion, in consultation with the Division of Corporation Finance or any other appropriate staff, that Punch TV has failed during the Temporary Suspension to comply with the undertakings set forth in paragraphs 1, 2 or 4 of Section IV of this Order above, in which case, upon receiving such notice, the Office of the Secretary of the Commission shall immediately enter an Order Making Findings and Permanently Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A Thereunder ("Permanent Suspension Order"), in the form agreed to in the Offer and attached to the Offer as Exhibit A, permanently suspending Punch TV's Regulation A exemption; and

D. If, after the Temporary Suspension is vacated, the Division of Enforcement concludes, in consultation with the Division of Corporation Finance or any other appropriate staff, that Punch TV has failed to comply with the undertakings set forth in paragraphs 3 or 4 of Section IV of this Order above, then the Division of Enforcement may notify the Office of the Secretary of the Commission and Punch TV of such failure, in which case, upon receiving such notice, the Office of the Secretary of the Commission shall immediately enter the Permanent Suspension Order, in the form agreed to in the Offer and attached to the Offer as Exhibit A, permanently suspending Punch TV's Regulation A exemption.

By the Commission.


Brent J. Fields
Secretary